THE HALLWOOD GROUP INCORPORATED

3710 Rawlins, Suite 1500

Dallas, Texas 75219

April 1, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	The Hallwood Group Incorporated
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed March 05, 2014

File No. 001-08303

Amendment No. 2 to Schedule 13E-3

Filed March 05, 2014

File No. 005-36207

Ladies and Gentlemen:

On behalf of The Hallwood Group Incorporated (the “Company”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”), dated March 19, 2014 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) filed with the Securities and Exchange Commission (the “Commission”) on March 05, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter set forth in bold type. The page references in our responses are to the revised preliminary proxy statement on Schedule 14A, which is being filed today by electronic submission via EDGAR (“Amendment No. 3”). References herein to “we” and “our” refer to the Company and its consolidated subsidiaries unless otherwise noted, and capitalized terms used but not defined in this letter shall have the meanings ascribed to them in Amendment No. 3.

Opinion of Southwest Securities, Page 27

1.	We note your response to comment 10 in our letter dated February 7, 2014 and your disclosure that “[i]n the view of the SEC, the availability of any such defenses under applicable law will have no effect on the rights and responsibilities of the Special Committee…or board of directors of the Company or Southwest Securities under applicable U.S. federal securities laws.” Please remove any reference to federal securities laws given that our prior comment only referenced applicable state law. Please also remove your reference to the “views of the SEC” considering our comments do not constitute an official expression of the SEC’s views.

Mara L. Ransom

Securities and Exchange Commission

Answer: Amendment No. 3 has been revised on page 33 to remove references to federal securities laws and the views of the SEC.

The Parent Filing Persons’ Position as to the Fairness of the Merger, page 35

2.	We note your response to comment 6 in our letter dated February 7, 2014. Please further expand your disclosure related to the Parent Filing Persons determination that the transaction was fair to minority and unaffiliated stockholders. In this regard, we note your disclosure that the pre-Merger public company going concern value is “speculative and unreliable.”

Answer: Amendment No. 3 has been revised on page 44 to provide additional disclosure related to the Parent Filing Persons determination that the transaction was fair to minority and unaffiliated stockholders.

Litigation, page 47

Stockholder’s Lawsuit, page 48

3.	Please revise to disclose when the court is reasonably expected to make a decision regarding approval of the Settlement. Please also disclose the potential ramifications to the Company as a result of this lawsuit if the Settlement is not approved and you proceed with consummation of the Merger based upon the original Merger Consideration of $10.00 per share.

Answer: The court approved the Settlement on March 28, 2014, and the disclosures on page 58 of Amendment No. 3 (as well as several other places throughout Amendment No. 3) have been revised to reflect such approval. Because the Settlement has been approved, we have not disclosed potential ramifications as a result of a decision of the court not to approve the Settlement.

Where you can find additional information, page 86

4.	We note your response to comment 9 in our letter dated February 7, 2014 that “[you] will delay mailing of the definitive proxy statement to [y]our stockholders until [y]our audited financial statements for fiscal year 2013 are complete.” Accordingly, please update your disclosure and include the financial statements in, or to the extent the Company is permitted to do so, incorporated by reference into, the proxy statement. Please note that in circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and Item 13 of Schedule 13E-3, all of the summarized financial information required by Item 1010(c) must still be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. In light of your response to comment 9, when your audited financial statements for fiscal year 2013 are complete, please revise the disclosure under the heading “Historical Selected Financial Information” on page 70 to include updated summary financial statement, ratio of earnings to fixed charges and book value per share.

Mara L. Ransom

Securities and Exchange Commission

Answer: We acknowledge the Staff’s comments and confirm that we will mail a copy of the Company’s annual report on Form 10-K to our stockholders with the definitive proxy statement. Amendment No. 3 has been revised to include 2013 audited financial disclosures under the heading “Historical Selected Financial Information” on page 82.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions to this letter, please contact Richard Kelley, Chief Financial Officer of the Company, at 214-523-1282.

Very truly yours,

THE HALLWOOD GROUP INCORPORATED

By:	/s/ Richard Kelley
Name:	Richard Kelley
Title:	Chief Financial Officer